Filed by Stable Road Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Stable Road Acquisition Corp. (File No. 001-39128)

John Rood, CEO, Momentus, Inc. Transcript of Interview with CNBC

August 6, 2021

CNBC: Last fall, Momentus announced plans to go public via SPAC with SRAC but the road has been anything but stable for this space startup. Since the deal was announced the company ousted its Russian co-founders after the federal government raised national security concerns, the valuation was dropped for the deal as well, the SEC forced Momentus and SRAC to pay a collective $8 million just recently for misleading statements about Momentus technology and those national security concerns and launch plans earlier this year were essentially put on hold. So joining us now, the new CEO of Momentus, John Rood, former undersecretary of defense for policy who stepped into the role on August 1 and he joins us now in his first broadcast interview. John, great to have you on, we just went through some of the trials and tribulations – some of the drama – for this company over the last 10 months, now that you are the CEO less than a week in what is your first order of business as the company looks to close this merger and go public later this month?

John: Morgan, it’s great to be with you here this morning. I was attracted to come to Momentus and be a part of this innovative small space company because of the market trends that I see emerging in this new space economy. Now, clearly, providing stability, providing leadership, and providing a vision and direction moving forward past some of the issues the company has had in the past is a very high priority for me. As I mentioned, in this new space economy, what makes it an exciting time in the space industry is you’re seeing a real growth in the number of small satellites, which are becoming far more numerous with thousands planned to be launched in the coming years, they’re much more capable and at the same time launch costs per kilogram to get to orbit that used to be such a barrier to entry is changing. We have numerous companies providing those launch services, using larger and larger rockets and the combination of those things is reducing the cost per kilogram but now with those two trends emerging it creates a need for what Momentus can provide with in-space transportation to move those much more numerous and much more capable satellites to the right destination to change how we operate on Earth. So I was attracted to do that. I think with my background, I can provide the kind of stability and leadership the company needs going forward to address the U.S. government concerns, which we’re on a path to do now with a National Security Agreement overseen by the Defense Department and so I’m excited about the future and the prospect of this company being a big part of this growing and emerging space economy.

CNBC: And certainly you bring a background that includes time as a senior official in the DOD, time with the defense sector more broadly, but in terms of this recent SEC settlement, Larry Gensler – head of the SEC- had this to say in the agency’s press release around the settlement he said “this case illustrates risks inherent to SPAC transactions as those who stand to earn significant profits from a SPAC merger may conduct inadequate due diligence and mislead investors” it goes on from there so given everything that’s gone on with Momentus and I realize you’re still new to this job has there been any discussion/consideration about not going forward with this particular deal and looking at other options?

John: Morgan, we’re looking forward from where we stand today. The settlement the company reached under the previous management, as you’ve mentioned, I’ve only started here in August, but the settlement with the SEC that the company reached we think firmly puts that in the rearview mirror and something that I’m very excited about moving forward and leaving that behind where that gets to be a smaller and smaller speck in the rearview mirror as we move forward with the company. Now, as you mentioned, shareholders have been asked to approve a merger with SRAC and we expect that will occur this coming week – that’s the deadline for it to occur. In terms of how we’re looking for that, we’re optimistic about the future. I think there is an exciting and valuable value proposition that the company provides based on the market trends that we talked about, the valuation was reduced as a result of the things you mentioned, which is a divestiture of the previous founders and so at a more attractive valuation with the types of technology we think can provides the ability to meet these emerging space needs, that’s where we think there is a value proposition that we think investors will find attractive.

Additional Information and Where to Find It

In connection with the proposed transaction contemplated by the merger agreement between Stable Road and Momentus (the “Proposed Transaction”), Stable Road filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement of Stable Road, a consent solicitation statement of Momentus and prospectus of Stable Road, and each party will file other documents with the SEC regarding the Proposed Transaction.  The Registration Statement was declared effective by the SEC on July 22, 2021 and the definitive proxy statement/consent solicitation statement/prospectus has been filed with the SEC and mailed to Stable Road’s stockholders as of the record date for the special meeting of stockholders to vote on the Proposed Transaction. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS WHICH FORMS A PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Stable Road’s stockholders may also obtain copies of the proxy statement/consent solicitation statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction, without charge, once available, at the SEC’s website at http://www.sec.gov or by directing a request to: Stable Road Capital LLC, James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd., Venice, CA 90291; Tel: 310-956-4919; james@stableroadcapital.com.

Participants in the Solicitation

Stable Road, Momentus and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies of Stable Road’s stockholders in connection with the Proposed Transaction. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF STABLE ROAD IN ITS ANNUAL REPORT ON FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON JUNE 10, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO STABLE ROAD’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE PROPOSED TRANSACTION SPECIAL MEETING ARE SET FORTH IN THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Transaction is included in the Registration Statement that Stable Road has filed with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CONTACTS

Investors: Darryl Genovesi at investors@momentus.space

Media: Jessica Pieczonka at press@momentus.space